**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 24, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Ruthigen, Inc.**

**File No. 333-190476 - CF#30050**
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Ruthigen, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 16, 2013.

Based on representations by Ruthigen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period(s) specified:

        Exhibit 10.4        through May 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kevin M. O'Neill
        Deputy Secretary